

May 18, 2012

Via E-mail
Mr. Michiel Herkemij
Chief Executive Officer
D.E Master Blenders 1753 B.V.
Vleutensevaart 100
Utrecht, 3532 AD
The Netherlands

> **Re:** **D.E Master Blenders 1753 B.V.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed May 11, 2012**

Dear Mr. Herkemij:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors

As a foreign private issuer listed solely on NYSE Euronext Amsterdam, page 37

1. We note your reply to prior comment 4 and your inclusion of "examples" of where you expect to rely on Dutch corporate governance and disclosure practices. Please confirm that you have discussed all material practices.

The Separation

Liabilities Unrelated to the Coffee and Tea Business, page 45

2.   We note your response to prior comment 6, which indicates that you revised your historical financial statements to remove the inherited liabilities. Please amend your filing to include the disclosures required by paragraph 49 of IAS 8 and relabel the applicable financial statement columns as restated.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Rodd M. Schreiber, Esq. and Gregg A. Noel, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP